News Release

CIBC ANNOUNCES SECOND QUARTER 2004 EARNINGS

(Toronto, ON — May 26, 2004) — CIBC announced net income for the second quarter ended April 30, 2004 of $531 million, or $1.33 per share, diluted, compared with $609 million, or $1.54 per share, diluted, for the previous quarter (which included a $0.14 per share, diluted, gain related to a reduction in income tax expenses). Net income was higher in CIBC World Markets, similar in CIBC Wealth Management and lower in CIBC Retail Markets. Return on equity (ROE) was 18.4%, compared with 21.0% in the prior quarter.

     Net income for the second quarter of 2003 was $320 million, or $0.76 per share, diluted (which included a $0.22 per share, diluted, write-down relating to the Air Canada contract); ROE was 11.9%. The increase in net income in the current quarter reflects weaker results in CIBC Retail Markets (excluding the impact of Air Canada noted above) and improved results in CIBC Wealth Management and CIBC World Markets.

     During the quarter, CIBC repurchased and cancelled approximately 6.2 million common shares under its normal course issuer bid. Tier 1 and total capital ratios remained strong at 11.0% and 12.8%, respectively.

Continued progress towards sustainable growth

“CIBC delivered solid results for the second quarter of 2004,” said John S. Hunkin, President and Chief Executive Officer. “We are continuing to make good progress in executing against our four key business strategies.”

Reducing risk

CIBC’s large corporate credit risk continues to fall. Nearly 100% of loans in the held for sale portfolio established in Q3 2003 have been sold. Of the $1.24 billion transferred to the held for sale portfolio in Q4 2003, only 35% remains. CIBC has already surpassed its goal to reduce economic capital allocated to its large corporate loans by one-third, achieving a 59% reduction since Q2 2002. Gross impaired loans fell in the quarter to $1.23 billion, compared with $1.27 billion at January 31, 2004.

     CIBC’s merchant banking portfolio has decreased by 21% since Q2 2002. Market risk remains at low levels.

     CIBC is committed to rigorously managing operational risk and in this regard, has launched comprehensive governance and reputation risk programs, and will continue to invest resources in these important initiatives.

     In February 2004, CIBC announced an additional $50 million investment in governance and reputation risk initiatives, including mandatory training for all employees on reputation and legal risk and the implementation of an ethics hotline. In April, this initiative was broadened, with an additional $10 million expected to be spent in 2004.

Improving productivity

CIBC remains focused on lowering its overall cost base without affecting customer or governance activities. Steady progress is being made in improving procurement practices and changing the way expenses are managed. These initiatives are intended to achieve a sustained reduction in CIBC’s expense ratio over the long-term. While the current quarter’s expense to revenue ratio was higher than in Q1, this ratio has improved from 2003.

Shifting the business mix

CIBC continues to shift its business mix by directing balance sheet resources to those businesses that have a sustainable competitive advantage, and away from businesses that have higher than acceptable risk or earnings volatility. A key priority is to increase the percentage of economic capital allocated to retail businesses to 70%. Currently, 67% of allocated capital supports these businesses, compared to 65% in the prior quarter, and 50% at the end of Q3 2002.

Growth in Core Businesses

The key lines of business within CIBC Retail Markets continued to perform well, however several factors, including lower treasury revenues, two fewer days in the quarter, lower insurance revenues and an increase to the reserve for customer reimbursements related to the personal overdraft protection and residential bridge loan products, reduced revenue by $84 million compared with the prior quarter. Investment continued in training, technology and other initiatives to strengthen customer relationships and improve customer satisfaction. CIBC Retail Markets net income for the second quarter was $205 million, compared with $282 million for the previous quarter.

     Strong results in CIBC Wealth Management were driven by increased trading activity, greater investor confidence, as well as an ongoing strategic focus on building distribution and product leadership. CIBC Wealth Management net income for the second quarter was $99 million, compared with $92 million for the previous quarter.

     CIBC World Markets also delivered strong results, led by higher merchant banking gains net of lower write-downs, and gains on sales in the loans held for sale portfolios. CIBC World Markets net income for the second quarter was $259 million, compared with $194 million for the previous quarter.

CIBC Second Quarter 2004 News Release

Other highlights

CIBC Retail Markets

•	Growing President’s Choice Financial (PCF): PCF has now reached $4 billion in PCF mortgages.

•	Continued leadership in cards: CIBC’s cards business continued to have the #1 market share in both purchase volumes and outstanding balances.

•	Putting the customer first: CIBC continued to focus on improving the customer experience by:

•	Increasing the number of assistant branch manager and ambassador roles in many branches,

•	Introducing processes and tools to further enhance employee training in the branch network with personalized, focused learning plans, and

•	Opening a flagship branch in LaSalle, Quebec — the 4th to date — as well as a new banking centre in Drummondville, Quebec. Another 13 flagship branches are scheduled to open by December 2004.

CIBC Wealth Management

•	Industry leadership in managed solutions: CIBC continued to build on its industry leadership in managed solutions with its best quarter ever in net sales, reporting $1.6 billion in total net sales, an increase of 33% over the previous quarter.

•	Asset growth: Assets under administration have increased 13% from Q2 2003.

•	Building strength in GICs: The RRSP Escalating Rate GICs, launched in Q1, drove the strongest year-to-date growth in GIC market share in the past five years.

•	Growth in online brokerage business: CIBC Investor’s Edge online brokerage benefited from improved market conditions and trading volumes, with revenue growth up 57% over Q2 2003.

CIBC World Markets

•	Continued strength in equities: CIBC World Markets scored well in an industry survey of the Canadian buy side investment community, ranking 1st on overall trading quality and quality of Canadian company underwritings.

•	Global mining expertise: CIBC World Markets acted as exclusive financial advisor to Ashanti Goldfields Company Limited with respect to its completed merger with AngloGold Limited.

•	Continued strength in U.S. real estate: Real Estate Finance built on its Q1 success by co-managing another Commercial Mortgage portfolio loan sale through a Commercial Mortgage Securities Offering for value of US$1.25 billion.

•	Providing full capital solutions: CIBC World Markets acted as exclusive financial advisor to Connors Bros. Income Fund, facilitating its combination with Bumble Bee Holdings L.P., and was sole book runner on the $263 million unit trust offering by Connors Bros. used to provide financing for the combination.

•	U.S. credit product capability: CIBC World Markets acted as sole arranger for a US$228 million senior credit facility for United States Shipping LLC, and acted as sole manager for a US$200 million senior subordinated notes offering.

Corporate Responsibility

CIBC continued to be recognized for its performance in meeting the needs of its stakeholders, tying for first place among Canadian banks in a survey of Corporate Social Responsibility practices recently carried out by Report on Business magazine.

Outlook

Credit quality and corporate earnings both continue to improve in Canada. Financial markets expect higher U.S. interest rates later this year, which would likely slow earnings and output growth in both countries. In addition, a continuation of higher energy prices may have an effect on consumer spending, especially as it relates to the transport sector. The agricultural sector also remains weak due to the continued restrictions at the United States border to Canadian beef. Given these factors and the continued pressure on margins in retail banking products, the outlook for the environment in the second half of the year is not quite as strong as it has been in the first half. Despite this, CIBC expects to achieve its return on equity objectives for the year while continuing to invest in its many technology, customer and governance initiatives.

     “Continuing to realize deliberate and sustainable growth remains a key priority for CIBC,” said Hunkin. “In order to achieve this, we intend to move forward in our efforts to integrate social and environmental initiatives with economic goals, building a model for long-term growth. I am confident that by executing against these objectives we will be well positioned to continue to deliver strong shareholder returns.”

CIBC Second Quarter 2004 News Release

Investor and analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Communications and Public Affairs, at 416-956-3330, or to Emily Pang, Senior Director, Investor & Financial Communications at 416-980-3512.

The information appearing after “A note about forward-looking statements” forms a part of this press release.

(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s disclosure controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s second quarter financial report and disclosure controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; change in tax laws; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this press release.

CIBC Second Quarter 2004 News Release

SECOND QUARTER FINANCIAL HIGHLIGHTS

		As at or for the three months ended			As at or for the six months ended
		2004	2004	2003	2004	2003
	Unaudited	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	Common share information
Per share	– basic earnings	$1.35	$1.56	$0.76	$2.90	$1.88
	– diluted earnings	1.33	1.54	0.76	2.86	1.87
	– dividends	0.50	0.50	0.41	1.00	0.82
	– book value	30.18	29.70	26.77	30.18	26.77
Share price	– high	71.46	68.60	49.45	71.46	49.45
	– low	64.80	59.35	41.05	59.35	39.50
	– closing	67.19	66.66	47.80	67.19	47.80
	Shares outstanding (thousands)
	– average basic	358,895	359,742	359,506	359,950	359,316
	– average diluted	363,125	363,917	361,430	364,153	360,909
	– end of period	356,686	360,992	359,813	356,686	359,813
	Market capitalization ($ millions)	$23,966	$24,064	$17,199	$23,966	$17,199

	Value measures
	Price to earnings multiple (12 month trailing)	10.8	11.8	25.3	10.8	25.3
	Dividend yield (based on closing share price)	3.0%	3.0%	3.5%	3.0%	3.5%
	Dividend payout ratio	37.1%	32.3%	53.9%	34.5%	43.7%
	Market value to book value ratio	2.23	2.24	1.79	2.23	1.79

	Financial results ($ millions)
	Total revenue	$3,051	$2,964	$2,734	$6,015	$5,813
	Provision for credit losses	207	155	248	362	587
	Non-interest expenses	2,074	1,943	2,045	4,017	4,138
	Net income	531	609	320	1,140	765

	Financial measures
	Efficiency ratio	68.0%	65.5%	74.8%	66.8%	71.2%
	Return on common equity	18.4%	21.0%	11.9%	19.7%	14.4%
	Net interest margin	1.86%	2.03%	1.97%	1.94%	1.94%
	Net interest margin on average interest-earning assets	2.22%	2.41%	2.37%	2.32%	2.32%
	Return on average assets	0.76%	0.86%	0.46%	0.81%	0.54%
	Return on average interest-earning assets	0.91%	1.02%	0.56%	0.97%	0.64%

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$84,767	$84,275	$79,349	$84,767	$79,349
	Loans and acceptances	140,152	137,743	142,542	140,152	142,542
	Total assets	284,175	284,935	279,837	284,175	279,837
	Deposits	195,637	193,214	192,986	195,637	192,986
	Common shareholders’ equity	10,763	10,722	9,632	10,763	9,632
	Average assets	284,242	281,529	284,432	282,871	287,097
	Average interest-earning assets	237,601	237,099	236,411	237,347	240,119
	Average common shareholders’ equity	10,693	10,591	9,386	10,642	9,419
	Assets under administration	763,100	761,600	697,000	763,100	697,000

	Balance sheet quality measures
	Common equity to risk-weighted assets	9.2%	9.2%	7.8%	9.2%	7.8%
	Risk-weighted assets ($ billions)	$117.1	$116.3	$123.2	$117.1	$123.2
	Tier 1 capital ratio	11.0%	11.1%	9.3%	11.0%	9.3%
	Total capital ratio	12.8%	13.0%	11.7%	12.8%	11.7%

	Other information
	Retail / wholesale ratio(1)	67% / 33%	65% / 35%	58% / 42%	67% / 33%	58% / 42%
	Regular workforce headcount	36,778	36,460	37,897	36,778	37,897

(1)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period.

4	CIBC Second Quarter 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED OVERVIEW

Results

CIBC’s net income was $531 million for the quarter, up $211 million from the second quarter of 2003, which included an $81 million after-tax write-down relating to the Air Canada contract. The increase in net income was primarily due to higher merchant banking gains net of lower write-downs, higher gains on sales in the loans held for sale portfolios, increased revenue related to stronger equity markets, and lower provision for credit losses. The increase was partially offset by higher revenue-related compensation.

     Net income was down $78 million from the prior quarter, primarily due to lower net interest income, an increase in the provision for credit losses and higher revenue-related compensation, partially offset by higher merchant banking gains net of lower write-downs.

     Net income for the six months ended April 30, 2004 was $1,140 million, up $375 million from the same period in 2003, which included the Air Canada related write-down noted above, primarily due to higher revenue and lower credit losses.

     Earnings per share (EPS), diluted, and return on equity (ROE) were $1.33 and 18.4%, respectively, for the quarter, compared with $0.76 and 11.9% for the second quarter of 2003 and $1.54 and 21.0% for the prior quarter. EPS, diluted, and ROE for the six months ended April 30, 2004 were $2.86 and 19.7%, respectively, compared with $1.87 and 14.4% for the same period in 2003.

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Net interest income	$1,299	$1,435	$1,364	$2,734	$2,762
Non-interest income	1,752	1,529	1,370	3,281	3,051

Total revenue	3,051	2,964	2,734	6,015	5,813
Provision for credit losses	207	155	248	362	587
Non-interest expenses	2,074	1,943	2,045	4,017	4,138

Income before taxes and non-controlling interests	770	866	441	1,636	1,088
Income taxes and non-controlling interests	239	257	121	496	323

Net income	$531	$609	$320	$1,140	$765

Revenue

Net interest income

Net interest income was down $65 million from the second quarter of 2003, primarily due to a reduction in the corporate loan portfolio, narrower spreads in cards and GICs, lower net interest income related to trading activities and an increase to the liability for customer reimbursements related to personal overdraft protection and residential bridge loan products. This decrease was partially offset by volume growth in cards, personal and small business banking, and mortgages.

     Net interest income was down $136 million from the prior quarter, mainly due to two fewer days in the quarter, narrower spreads in personal banking, small business banking and GICs, lower student loans revenue, an increase to the liability noted above, and lower West Indies revenue and volumes in cards. Net interest income was also down due to lower revenue from treasury activities and increased funding costs related to our new premises in New York.

     Net interest income for the six months ended April 30, 2004 was down $28 million from the same period in 2003.

Non-interest income

Non-interest income was up $382 million from the second quarter of 2003, primarily due to higher merchant banking gains net of lower write-downs, higher gains on sales in the loans held for sale portfolios, higher trading volumes in retail brokerage, higher revenue in underwriting, advisory and trading activities, and higher revenue on fee-based asset values. The second quarter of 2003 included transition services revenue of $42 million related to the sale of the Oppenheimer private client and asset management businesses in January 2003 (the Oppenheimer sale).

     Non-interest income was up $223 million from the prior quarter, primarily due to the reasons noted above, as well as higher gains on sales of mortgages.

     Non-interest income for the six months ended April 30, 2004 was up $230 million from the same period in 2003, mainly due to the reasons noted above, partially offset by the loss of ongoing revenue and the pre-tax gain of $52 million on the Oppenheimer sale.

Provision for credit losses

Provision for credit losses for the quarter was down $41 million from the second quarter of 2003, primarily due to favourable market conditions and ongoing programs to reduce risk, resulting in lower credit losses in CIBC World Markets. This decrease was partially offset by higher agricultural and personal lending losses in CIBC Retail Markets.

     Provision for credit losses was up $52 million from the prior quarter, primarily due to higher agricultural and personal lending losses, partially offset by lower losses in cards.

     Provision for credit losses for the six months ended April 30, 2004 was down $225 million from the same period in 2003, primarily due to lower credit losses in CIBC World Markets. This decrease was partially offset by higher agricultural, personal lending, and cards losses.

CIBC Second Quarter 2004	5

Non-interest expenses

Non-interest expenses were up $29 million from the second quarter of 2003, which included the $128 million pre-tax write-down related to the Air Canada contract. The increase was primarily due to higher revenue-related compensation, increased project spending, higher fixed asset write-offs and pension costs, and increased costs related to our new premises in New York, partially offset by lower expenses related to the transition services noted above.

     Non-interest expenses were up $131 million from the prior quarter, which included a $50 million reserve related to matters involving CIBC’s dealings with certain hedge funds in the U.S., as discussed under hedge funds in the litigation and regulatory matters section. This increase was primarily due to the reasons noted above, as well as increased advertising costs.

     Non-interest expenses for the six months ended April 30, 2004 were down $121 million from the same period in 2003, primarily due to the write-down related to the Air Canada contract and lower expenses resulting from the Oppenheimer sale. This decrease was partially offset by higher revenue-related compensation, the hedge fund reserve noted above, and increased costs related to our new premises in New York.

Income taxes

Income tax expense was up $116 million from the second quarter of 2003, primarily due to increased income levels.

     Income tax expense was down $18 million from the prior quarter, primarily due to decreased income levels and a reduction in tax expense resulting from tax reassessments. The prior quarter’s tax expense also included the impact of a $50 million reduction in income tax expense as a result of increasing the future tax asset to reflect increased Ontario tax rates, partially offset by the impact of a non-tax effected reserve of $50 million related to CIBC’s dealings with certain hedge funds in the U.S.

     Income tax expense for the six months ended April 30, 2004 was up $172 million from the same period in 2003, primarily due to the increased income levels.

     CIBC’s effective income tax rate was 30.9% for the quarter, compared with 27.7% for the second quarter of 2003 and 29.6% for the prior quarter. CIBC’s effective tax rate for the six months ended April 30, 2004 was 30.2% compared with 29.6% for the same period in 2003.

     At the end of the quarter, our U.S. future income tax asset was US$482 million, net of a US$165 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For more details, see page 25 of the 2003 Annual Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.

Consolidated balance sheet

Total assets were $284.2 billion, up $7.0 billion from October 31, 2003. Increases were largely driven by interest-bearing deposits with banks ($3.5 billion), personal and credit card loans ($2.2 billion), securities borrowed or purchased under resale agreements ($1.3 billion), derivative instruments market valuation ($1.1 billion), other assets ($0.6 billion), trading securities ($0.4 billion), and investment securities ($0.3 billion). These increases were partially offset by reductions in business and government loans and acceptances, including the loans transferred to the held for sale portfolio ($2.0 billion), and cash and non-interest bearing deposits with banks ($0.5 billion).

     Increased balance sheet usage by credit cards (5% growth) and personal loans (7% growth) reflects continued efforts to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. This was partially offset by lower business and government loans and acceptances, including loans transferred to the held for sale portfolio (5% decline).

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $648 million at the end of the quarter. The net unrealized gains of $640 million in corporate equity related mainly to investments held in the merchant banking portfolio.

Litigation and regulatory matters

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate to have a material adverse effect on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services CIBC provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a class action, brought on behalf of shareholders of mutual funds

6	CIBC Second Quarter 2004

within the Massachusetts Financial Services family of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established a reserve of $50 million related to matters arising from the mutual fund market timing investigations. This reserve was allocated equally to CIBC Wealth Management and CIBC World Markets. Although we cannot determine at this time the eventual timing or outcome of these matters, we do not expect them to have a material adverse impact on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and we presently believe this insurance should be sufficient to cover any liability arising from these claims. However, in view of the number of these matters, the uncertainties of the timing and outcome of this type of litigation, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed the insurance coverage. CIBC has expensed the deductible under this policy, and will regularly assess the need to establish litigation reserves in relation to these Enron-related matters. It is possible that if reserves are required in the future they could be material to our operating results for a particular period.

     On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that in the DOJ’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to our compliance with these policies.

Exit of certain activities

In compliance with our agreement with the DOJ, we are in the process of winding down and exiting, in an orderly fashion in the normal course of business, CIBC World Markets’ U.S., United Kingdom and Australia based receivables conduit vehicles. We are actively pursuing various courses of action to ensure an expeditious completion of this process.

     We anticipate the resolution of these various actions to result in an increase to assets on the consolidated balance sheet of approximately $1.7 billion. In addition, we expect to incur incremental costs currently estimated at $25 million, related to the exit of our involvement with these conduits, of which $10.3 million has been recognized in the quarter.

New York premises

During the first quarter of 2004, we signed a 30-year lease agreement with a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York City. As part of the lease agreement, we will pay approximately $140 million in leasing concessions between 2004 and early 2006, which will be deferred and amortized over the lease term.

     We expect to begin consolidating the majority of our U.S. business operations into the remaining space in the new building in late 2004 to early 2005. As a result, we

CIBC Second Quarter 2004	7

will vacate most of our existing New York premises and expect to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million.

Subsequent event

Subsequent to the quarter-end, we sold 2.3 million shares of Global Payments Inc. resulting in an after-tax gain of approximately $74 million. In addition, in respect of the remaining 6 million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that will provide CIBC with the opportunity to participate in a portion of any price increase while simultaneously protecting CIBC against any significant price decrease. Upon final disposition of these shares, taking into account the price protection afforded by the collars, CIBC expects to recognize in future periods a minimum after-tax gain based on scheduled maturity dates of approximately $182 million.

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2003 consolidated financial statements. New accounting policies were adopted in the first quarter of 2004 as stated in Note 1 to the interim consolidated financial statements.

     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 16 to 20 of the 2003 Annual Report.

Performance measurement

A number of financial measures are used to assess the performance of CIBC and its businesses. Some measures are calculated in accordance with generally accepted accounting principles (GAAP), such as net income, net interest margin and return on equity (ROE). Other measures are non-GAAP measures, such as net interest income on a taxable equivalent basis (TEB), economic capital and economic profit. These measures do not have a standardized meaning under GAAP and may not be comparable to similar measures used by other companies. For a more detailed discussion of how we measure and report performance, see page 29 of the 2003 Annual Report.

BUSINESS LINE REVIEW

CIBC is structured into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp, CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures acquired pursuant to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

     Effective November 1, 2003, concurrent with the implementation of the Canadian Institute of Chartered Accountants Accounting Guideline 13, “Hedging Relationships,” we refined our internal funds transfer pricing and treasury allocation processes on a prospective basis, as follows:

•	The funds transfer pricing of retail products with embedded options (examples include: mortgage commitments, mortgage prepayments and redeemable GICs) now includes a specific charge for hedging the consumer behaviour risk applicable to these embedded options. With this change, gains and losses applicable to hedging these risks, previously allocated to the respective businesses, are now allocated to CIBC Retail Market-other and CIBC Wealth Management-other.

•	The hedging costs associated with mortgage refinancing before maturity and mortgage securitizations are now allocated to the mortgage business to better align these costs with their respective revenue. Previously these costs were allocated to other within each of the business lines.

Also, effective November 1, 2003, a number of cash management accounts previously allocated to investment banking and credit products have been transferred to commercial banking on a prospective basis.

     In addition, CIBC realigned the following business activities into CIBC Retail Markets-other:

•	bizSmart, previously in small business banking.

•	bank@work, previously in personal banking.

Segmented financial information for prior periods was reclassified to reflect these changes.

8	CIBC Second Quarter 2004

CIBC RETAIL & WEALTH

CIBC Retail & Wealth is the focus of our overall strategy of concentrating resources and increasing capital to the retail operations. It comprises the CIBC Retail Markets and CIBC Wealth Management business lines.

     While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. The following table sets out net income for CIBC Retail & Wealth and also sets out the effect of including our commercial banking operations under CIBC Retail & Wealth.

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Net income
CIBC Retail Markets	$205	$282	$159	$487	$412
CIBC Wealth Management	99	92	69	191	190

	304	374	228	678	602
Commercial banking	30	31	16	61	50

	$334	$405	$244	$739	$652

CIBC Second Quarter 2004	9

CIBC RETAIL MARKETS

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

Results

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Revenue
Personal banking	$492	$497	$454	$989	$909
Small business banking	140	143	130	283	265
Cards	333	347	324	680	637
Mortgages(1)	155	122	156	277	314
Other(1)	126	221	139	347	282

Total revenue	1,246	1,330	1,203	2,576	2,407
Provision for credit losses	199	162	135	361	273
Non-interest expenses	738	750	859	1,488	1,567

Income before taxes	309	418	209	727	567
Income taxes	104	136	50	240	155

Net income	$205	$282	$159	$487	$412

Efficiency ratio	59.2%	56.4%	71.4%	57.8%	65.1%
ROE	31.4%	44.2%	25.0%	37.8%	31.6%
Economic profit(2)(3)	$124	$201	$81	$325	$250

(1)	Effective November 1, 2003, the hedging costs associated with mortgages refinanced before maturity and mortgage securitizations, which were previously included in other, are allocated to mortgages. For additional detail, see the Business line review section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the quarter was $81 million (January 31, 2004: $81 million; April 30, 2003: $78 million), and for the six months ended April 30, 2004 was $162 million (April 30, 2003: $162 million). For additional detail, see the Performance measurement section.

Net income was up $46 million from the second quarter of 2003, which included the $81 million after-tax write-down related to the Air Canada contract.

     Net income was down $77 million from the prior quarter, which benefited from a reduction in income tax expense of $5 million related to an increase in our future income tax asset.

     Net income for the six months ended April 30, 2004 was up $75 million from the same period in 2003, which included the write-down related to the Air Canada contract.

Revenue

Revenue was up $43 million from the second quarter of 2003. Personal banking and small business banking revenue was up due to loan and deposit volume growth, higher fee income, and one extra day. This was partially offset by lower deposit spreads and an increase to the liability for customer reimbursements related to personal overdraft protection and residential bridge loan products. Cards revenue increased due to volume growth and higher fee income. Mortgages revenue was comparable as higher gains on sales, higher volumes and improved spreads were largely offset by hedging costs associated with mortgages refinanced before maturity, which were included in treasury revenue allocations and reported in other in 2003.

     Revenue was down $84 million from the prior quarter. Personal banking and small business banking loan volume growth and higher fee income were more than offset by lower spreads, the increase to the liability noted above, and two fewer days. Cards revenue declined due to two fewer days and lower volumes. Other revenue was down, primarily due to a $50 million decline in treasury revenue allocations, and lower insurance, student loans, and West Indies revenue. Mortgages revenue was up, primarily due to higher gains on sales.

     Revenue for the six months ended April 30, 2004 was up $169 million from the same period in 2003, primarily due to volume growth and higher fee income in personal banking, cards and small business banking. Volume growth and improved spreads led to higher revenue in President’s Choice Financial. Treasury revenue allocations were also higher. These increases were partially offset by lower mortgages revenue, primarily due to the hedging costs noted above, as well as the increase to the liability noted above.

Provision for credit losses

Provision for credit losses was up $64 million from the second quarter of 2003, primarily due to higher agricultural and personal lending losses.

     Provision for credit losses was up $37 million from the prior quarter, primarily due to the reasons noted above, partially offset by lower losses in cards.

     Provision for credit losses for the six months ended April 30, 2004 was up $88 million from the same period in 2003, primarily due to higher agricultural, personal lending and cards losses.

Non-interest expenses

Non-interest expenses were down $121 million from the second quarter of 2003, which included the $128 million pre-tax write-down related to the Air Canada contract.

     Non-interest expenses were down $12 million from the prior quarter, primarily due to lower compensation costs, partially offset by higher advertising spending.

     Non-interest expenses for the six months ended April 30, 2004 were down $79 million from the same period in 2003, primarily due to the write-down related to the Air Canada contract in 2003 and lower compensation, partially offset by higher support and technology costs.

     The regular workforce headcount totalled 17,479 at the end of the quarter, down 446 from the second quarter of 2003 mainly due to staff reduction programs. The regular workforce headcount was up 70 from the prior quarter.

10	CIBC Second Quarter 2004

CIBC WEALTH MANAGEMENT

CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services — full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Results

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Revenue
Imperial Service	$187	$188	$173	$375	$355
Retail brokerage	294	258	245	552	612
Private wealth management	37	35	35	72	72
Wealth products	120	119	124	239	260
Other	15	25	(3)	40	13

Total revenue	653	625	574	1,278	1,312
Provision for credit losses	8	4	4	12	7
Non-interest expenses	500	468	471	968	1,017

Income before taxes	145	153	99	298	288
Income taxes	46	61	30	107	98

Net income	$99	$92	$69	$191	$190

Efficiency ratio	76.6%	74.9%	82.2%	75.8%	77.5%
ROE	34.6%	29.5%	21.2%	32.0%	29.3%
Economic profit(1)(2)	$63	$53	$30	$116	$110

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	The adjustment to net income for cost of equity for the quarter was $36 million (January 31, 2004: $39 million; April 30, 2003: $39 million), and for the six months ended April 30, 2004 was $75 million (April 30, 2003: $80 million). For additional detail, see the Performance measurement section.

Net income was up $30 million from the second quarter of 2003 and up $7 million from the prior quarter.

     Net income for the six months ended April 30, 2004 was comparable to the same period in 2003, which benefited from the $28 million after-tax gain on the Oppenheimer sale.

Revenue

Revenue was up $79 million from the second quarter of 2003, which included transition services revenue of $42 million related to the Oppenheimer sale. This increase was primarily due to higher trading volumes in retail brokerage and higher revenue on fee-based asset values, which benefited from stronger equity markets. Treasury revenue allocations were also higher in the quarter. These increases were partially offset by lower GIC revenue due to narrower spreads.

     Revenue was up $28 million from the prior quarter, primarily due to higher retail brokerage revenue from increased trading volumes and higher revenue on fee-based asset values in retail brokerage and mutual funds, partially offset by lower GIC revenue due to continued pressure on spreads.

     Revenue for the six months ended April 30, 2004 was down $34 million from the same period in 2003, primarily due to the loss of ongoing revenue and the pre-tax gain of $52 million on the Oppenheimer sale. Excluding the impact of the Oppenheimer sale, revenue was up $171 million, primarily due to higher retail brokerage revenue resulting from increased trading volumes and higher fee-based revenue due to stronger equity markets and higher net sales in wealth products. This increase was partially offset by lower GIC revenue due to narrower spreads.

Non-interest expenses

Non-interest expenses were up $29 million from the second quarter of 2003, primarily due to higher retail brokerage revenue-related compensation and legal reserves, partially offset by lower expenses related to the transition services noted above.

     Non-interest expenses were up $32 million from the prior quarter, primarily due to higher retail brokerage revenue-related compensation and legal reserves. The prior quarter included a $25 million reserve related to matters involving our dealings with certain hedge funds in the U.S., as discussed under hedge funds in the litigation and regulatory matters section.

     Non-interest expenses for the six months ended April 30, 2004 were down $49 million from the same period in 2003, primarily due to $175 million lower expenses resulting from the Oppenheimer sale, partially offset by higher retail brokerage revenue-related compensation and legal reserves, and the hedge fund reserve noted above.

     The regular workforce headcount totalled 6,596 at the end of the quarter, down 316 from the second quarter of 2003, primarily due to a reduction in support staff, investment advisors, and staff previously providing transition services related to the Oppenheimer sale. The regular workforce headcount was up 20 from the prior quarter.

Income taxes

The income tax rate for the quarter was comparable to the second quarter of 2003 and lower than the prior quarter, which included the non-tax effected hedge fund reserve noted above.

CIBC Second Quarter 2004	11

CIBC WORLD MARKETS

CIBC World Markets is a leading North American investment bank with niche capabilities in the U.K. and Asia. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide equity and debt research for our investor clients.

Results

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Revenue (TEB)(1)(2)
Capital markets	$421	$394	$391	$815	$811
Investment banking and credit products	442	366	390	808	885
Merchant banking	83	14	(67)	97	(62)
Commercial banking	111	119	108	230	231
Other	(4)	11	27	7	33

Total revenue (TEB)(1)(2)	1,053	904	849	1,957	1,898
TEB adjustment	35	40	31	75	59

Total revenue	1,018	864	818	1,882	1,839
(Recovery of) provision for credit losses	(9)	(15)	106	(24)	298
Non-interest expenses	670	595	567	1,265	1,224

Income before taxes and non-controlling interests	357	284	145	641	317
Income taxes and non-controlling interests	98	90	30	188	73

Net income	$259	$194	$115	$453	$244

Efficiency ratio	65.8%	68.8%	69.3%	67.2%	66.6%
Efficiency ratio (TEB)(1)(2)	63.6%	65.8%	66.8%	64.6%	64.5%
ROE	40.1%	27.5%	11.2%	33.6%	11.2%
Economic profit(2)(3)	$178	$106	$—	$284	$—

(1)	Management reviews net interest income included in total revenue and the efficiency ratio on a taxable equivalent basis (TEB), as explained in the Performance measurement section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.

(3)	The adjustment to net income for cost of equity for the quarter was $81 million (January 31, 2004: $88 million; April 30, 2003: $115 million), and for the six months ended April 30, 2004 was $169 million (April 30, 2003: $244 million). For additional detail, see the Performance measurement section.

Net income was up $144 million from the second quarter of 2003, primarily due to higher revenue and reduced provisions for credit losses, partially offset by higher revenue-related compensation.

     Net income was up $65 million from the prior quarter due to higher revenue, partially offset by higher revenue-related compensation.

     Net income for the six months ended April 30, 2004 was up $209 million from the same period in 2003 for the reasons noted above.

Revenue

Revenue was up $200 million from the second quarter of 2003, primarily due to the combination of higher merchant banking gains net of lower write-downs, gains on sales in the loans held for sale portfolios, continuing growth in our U.S. real estate finance business, improved revenue from equity businesses, and higher advisory fee revenue in Europe. These increases were partially offset by the continuing decline in asset securitization and structured leasing activities, and lower net interest income resulting from the reduction in our corporate loan portfolio.

     Revenue was up $154 million from the prior quarter, primarily due to the reasons noted above.

     Revenue for the six months ended April 30, 2004 was up $43 million from the same period in 2003, primarily due to the significant impact of higher merchant banking gains net of lower write-downs, gains on sales in the loans held for sale portfolios, and growth in U.S. real estate finance revenue. These increases were partially offset by the reasons noted above.

Provision for credit losses

Provision for credit losses was down $115 million from the second quarter of 2003, primarily due to the combination of favourable market conditions and our ongoing program to reduce risk.

     Net recovery of credit losses was down $6 million from the prior quarter.

     Provision for credit losses for the six months ended April 30, 2004 was down $322 million from the same period in 2003 for the reasons noted above.

Non-interest expenses

Non-interest expenses were up $103 million from the second quarter of 2003, primarily due to higher revenue-related compensation, and increased costs related to our new premises in New York.

     Non-interest expenses were up $75 million from the prior quarter, primarily due to the reasons noted above. The prior quarter included a $25 million reserve relating to matters involving our dealings with certain hedge funds in the U.S., as discussed under hedge funds in the litigation and regulatory matters section.

     Non-interest expenses for the six months ended April 30, 2004 were up $41 million from the same period in 2003, primarily due to increased revenue-related compensation, the costs related to our new premises in New York, and the hedge fund reserve noted above.

     The regular workforce headcount totalled 2,329 at the end of the quarter, down 118 from the second quarter of 2003, primarily due to staff reduction programs. The regular workforce headcount was down 27 from the prior quarter.

Income taxes

     CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.

12	CIBC Second Quarter 2004

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology & Operations; and Treasury, Balance Sheet and Risk Management — as well as Juniper Financial Corp, CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures, and other revenue, expense and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

Results

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Total revenue	$134	$145	$139	$279	$255
Provision for credit losses	9	4	3	13	9
Non-interest expenses	166	130	148	296	330

(Loss) income before taxes and non-controlling interests	(41)	11	(12)	(30)	(84)
Income taxes and non-controlling interests	(9)	(30)	11	(39)	(3)

Net (loss) income	$(32)	$41	$(23)	$9	$(81)

Net loss was up $9 million from the second quarter of 2003, primarily due to increased spending on infrastructure projects, including those related to governance and reputation risk, and fixed asset write-offs, partially offset by higher unallocated treasury revenue and tax recoveries.

     Net income was down $73 million from the prior quarter, primarily due to a reduction in income tax expense of $45 million, included in the prior quarter, related to the increase in our future income tax asset, and an increase in infrastructure project spending, partially offset by higher tax recoveries, including interest therein.

     Net income for the six months ended April 30, 2004 was up $90 million from the same period in 2003, primarily due to the reduction in income tax expense noted above, higher unallocated treasury revenue, lower losses related to the U.S. electronic banking operations, and a reduced impact related to the stock appreciation rights component of stock-based compensation as a result of economic hedges, partially offset by an increase in infrastructure project spending, fixed asset write-offs, and pension costs.

MANAGEMENT OF RISK

Our approach to management of risk and balance sheet resources has not changed significantly from that described on pages 45 to 57 of the 2003 Annual Report.

Management of credit risk

Gross impaired loans were $1.23 billion at the end of the quarter, down from $1.38 billion at October 31, 2003 and down from $1.27 billion from the prior quarter of 2004. The agriculture sector experienced the largest increase in gross impaired loans and the service and retail sector experienced the largest decrease, since October 31 2003. During the quarter, gross impaired loans increased $51 million in Canada, increased $8 million in the U.S. and decreased $96 million in other countries.

     Provision for credit losses for the quarter was $207 million, down from $248 million in the second quarter of 2003 and up from $155 million in the prior quarter. Provision for credit losses for the six months ended April 30, 2004 was $362 million, down from $587 million from the same period in 2003. The quarterly provision for credit losses relating to business and government loans was $33 million, mainly due to agricultural loans. Provision for credit losses relating to consumer loans was $174 million, of which 60% related to credit card losses.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.99 billion at the end of the quarter, up $36 million from October 31, 2003. The decrease in the total allowance since the end of the second quarter of 2003 is attributable to a reduction of $261 million in specific allowance and $150 million in general allowance.

Management of market risk

The following table shows average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Compared with the second quarter of 2003, total risk declined, mainly due to lower credit spread risk. Trading revenue was positive for 91% of the days in the quarter, and trading losses did not exceed VaR for any day.

     CIBC’s trading market risk levels have declined by over 50% in the past three years, as we have executed against our goal of reducing earnings volatility.

CIBC Second Quarter 2004	13

VaR BY RISK TYPE — TRADING PORTFOLIO

	For the three		For the three
	months ended		months ended		2004	2003
	April 30, 2004		April 30, 2003		YTD	YTD
$ millions	Q2 End	Average	Q2 End	Average	Average	Average
Interest rate risk	5.6	3.9	4.5	4.3	3.3	4.6
Credit spread risk	2.2	2.6	4.2	4.8	2.5	5.4
Equity risk	5.6	5.6	5.4	6.1	5.3	7.0
Foreign exchange risk	0.5	0.9	0.3	0.5	0.9	0.4
Commodity risk	1.0	1.3	1.3	1.3	1.3	1.4
Diversification effect(1)	(7.3)	(7.4)	(7.5)	(7.2)	(6.8)	(7.5)

Total risk	7.6	6.9	8.2	9.8	6.5	11.3

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.

Management of liquidity risk

Consistent with liquidity risk mitigation strategies, we continue to source wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core retail deposits remain a prime source of dependable funding for the balance sheet. As at April 30, 2004, Canadian dollar deposits from individuals totalled $66.5 billion.

     We manage potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged for secured borrowings to provide a readily available cash source. Liquid assets as at April 30, 2004 include cash of $0.8 billion, securities of $55.3 billion and deposits with banks of $12.7 billion. We also had $21.2 billion of securities borrowed or purchased under resale agreements at the end of the quarter.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements as at April 30, 2004 totalled $43.2 billion.

     On February 9, 2004, Fitch Ratings, one of the agencies that establishes credit ratings, announced that it had revised its outlook on CIBC (AA-/F1+) to “Negative” as a result of uncertainties associated with the potential impact of recent investigations and litigation. Fitch also indicated that should CIBC overcome these uncertainties with minimal business disruption, the outlook would likely return to “Stable.” A change in outlook does not necessarily lead to a downgrade and, as Fitch stated in its announcement, CIBC maintains a stable funding base, good asset liquidity, relatively low risk profile and strong Tier 1 capital ratio.

Management of operational risk

During the quarter, CIBC continued with the implementation of its enhanced operational risk policies, procedures and standards as well as its measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Basel Committee on Banking Supervision Capital Accord proposals (Basel II).

     Enhancing the management of reputation and legal risk continues to receive increased focus at CIBC and is overseen by the Financial Transactions Oversight Committee established in February 2004 in accordance with the commitments we made in our agreements with the DOJ, OSFI and the Federal Reserve Bank of New York. Work has been ongoing to ensure that policies and procedures that support reputation and legal risk management are robust.

Management of capital resources

On December 22, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may purchase up to 18 million common shares, just under 5% of CIBC’s outstanding common shares as at December 15, 2003. During the quarter, we repurchased and cancelled approximately 6.2 million (Q1 2004: 2.1 million) common shares under the program for an aggregate consideration of $428 million (Q1 2004: $143 million).

     During the quarter, we issued approximately 1.6 million (Q1 2004: 1.1 million) common shares for $71 million (Q1 2004: $48 million), pursuant to stock option plans.

     On February 10, 2004 and March 10, 2004 all outstanding 11.125% and 7.10% subordinated indebtedness, respectively, matured and was repaid.

     On March 24, 2004 we repurchased for cancellation US$13.9 million of our floating rate subordinated indebtedness due July 31, 2084.

     Subsequent to the quarter-end, we issued $750 million of 4.25% subordinated indebtedness on May 6, 2004 which matures on June 1, 2014. The subordinated indebtedness will qualify as Tier 2 capital.

     Regulatory capital is determined in accordance with guidelines issued by OSFI. As at April 30, 2004, our Tier 1 and total capital were $12.9 billion and $15.0 billion, respectively, compared with $12.5 billion and $15.2 billion at October 31, 2003. The Tier 1 and total capital ratios were 11.0% and 12.8%, respectively, compared with 10.8% and 13.0% at October 31, 2003.

14	CIBC Second Quarter 2004

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		For the three months ended			For the six months ended
		2004	2004	2003	2004	2003
	Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	Interest income
	Loans	$1,853	$1,956	$1,975	$3,809	$3,978
	Securities borrowed or purchased under resale agreements	120	132	124	252	290
	Securities	478	541	588	1,019	1,218
	Deposits with banks	33	31	32	64	72

		2,484	2,660	2,719	5,144	5,558

	Interest expense
	Deposits	823	862	907	1,685	1,937
	Other liabilities	314	313	396	627	756
	Subordinated indebtedness	48	50	52	98	103

		1,185	1,225	1,355	2,410	2,796

	Net interest income	1,299	1,435	1,364	2,734	2,762
	Provision for credit losses (Note 3)	207	155	248	362	587

		1,092	1,280	1,116	2,372	2,175

	Non-interest income
	Underwriting and advisory fees	252	214	196	466	435
	Deposit and payment fees	181	181	170	362	343
	Credit fees	85	75	107	160	209
	Card fees	94	96	80	190	172
	Investment management and custodial fees	96	84	79	180	182
	Mutual fund fees	156	147	126	303	262
	Insurance fees	25	49	53	74	93
	Commissions on securities transactions	252	232	194	484	460
	Trading activities	226	190	178	416	372
	Investment securities gains (losses), net	117	15	(74)	132	(50)
	Income from securitized assets	47	34	58	81	108
	Foreign exchange other than trading	49	91	64	140	121
	Other	172	121	139	293	344

		1,752	1,529	1,370	3,281	3,051

		2,844	2,809	2,486	5,653	5,226

	Non-interest expenses
	Employee compensation and benefits	1,174	1,123	1,071	2,297	2,322
	Occupancy costs	163	135	149	298	291
	Computer and office equipment	279	271	291	550	570
	Communications	81	82	94	163	197
	Advertising and business development	71	56	68	127	124
	Professional fees	72	40	60	112	115
	Business and capital taxes	35	27	31	62	60
	Other	199	209	281	408	459

		2,074	1,943	2,045	4,017	4,138

	Income before income taxes and non-controlling interests	770	866	441	1,636	1,088
	Income tax expense	238	256	122	494	322

		532	610	319	1,142	766
	Non-controlling interests in net income (loss) of subsidiaries	1	1	(1)	2	1

	Net income	$531	$609	$320	$1,140	$765

Earnings per share (in dollars) (Note 9)	– Basic	$1.35	$1.56	$0.76	$2.90	$1.88
	– Diluted	$1.33	$1.54	$0.76	$2.86	$1.87
	Dividends per common share (in dollars)	$0.50	$0.50	$0.41	$1.00	$0.82

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2004	15

CONSOLIDATED BALANCE SHEETS

	2004	2003
Unaudited, $ millions, as at	Apr. 30	Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$1,128	$1,593

Interest-bearing deposits with banks	12,409	8,861

Securities
Investment	18,507	18,193
Trading	52,722	52,282
Loan substitute	1	27

	71,230	70,502

Securities borrowed or purchased under resale agreements	21,169	19,829

Loans
Residential mortgages	69,955	70,014
Personal	25,106	23,390
Credit card	9,755	9,305
Business and government	32,630	33,177
Allowance for credit losses (Note 3)	(1,989)	(1,952)

	135,457	133,934

Other
Derivative instruments market valuation	23,904	22,796
Customers’ liability under acceptances	4,695	5,139
Loans held for sale (Note 4)	335	1,321
Land, buildings and equipment	2,099	2,093
Goodwill	1,065	1,045
Other intangible assets	262	255
Other assets	10,422	9,779

	42,782	42,428

	$284,175	$277,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$71,247	$69,202
Business and government	115,138	106,768
Bank	9,252	12,160

	195,637	188,130

Other
Derivative instruments market valuation	22,321	21,945
Acceptances	4,695	5,147
Obligations related to securities sold short	13,074	11,659
Obligations related to securities lent or sold under repurchase agreements	18,997	19,293
Other liabilities	12,166	13,998

	71,253	72,042

Subordinated indebtedness (Note 6)	3,146	3,197

Shareholders’ equity
Preferred shares (Note 7)	3,376	3,357
Common shares (Note 7)	3,020	2,950
Contributed surplus	57	50
Foreign currency translation adjustments	(119)	(180)
Retained earnings	7,805	7,601

	14,139	13,778

	$284,175	$277,147

The accompanying notes are an integral part of these interim consolidated financial statements.

16	CIBC Second Quarter 2004

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Preferred shares
Balance at beginning of period	$3,360	$3,357	$3,326	$3,357	$3,088
Issue of preferred shares	—	—	—	—	250
Translation adjustment on foreign currency preferred shares	16	3	(30)	19	(42)

Balance at end of period	$3,376	$3,360	$3,296	$3,376	$3,296

Common shares
Balance at beginning of period	$2,980	$2,950	$2,842	$2,950	$2,842
Issue of common shares (Note 7)	71	48	20	119	20
Purchase of common shares for cancellation (Note 7)	(52)	(18)	—	(70)	—
Treasury shares (Note 1)	21	—	—	21	—

Balance at end of period	$3,020	$2,980	$2,862	$3,020	$2,862

Contributed surplus
Balance at beginning of period	$61	$50	$33	$50	$26
Stock option expense	3	3	8	6	15
Stock options exercised	(3)	(2)	—	(5)	—
Net (discount) premium on treasury shares (Note 1)	(4)	10	—	6	—

Balance at end of period	$57	$61	$41	$57	$41

Foreign currency translation adjustments
Balance at beginning of period	$(181)	$(180)	$37	$(180)	$42
Foreign exchange gains (losses) from investment in subsidiaries and other items	560	82	(1,281)	642	(1,754)
Foreign exchange (losses) gains from hedging activities	(768)	(122)	1,732	(890)	2,382
Income tax benefit (expense)	270	39	(465)	309	(647)

Balance at end of period	$(119)	$(181)	$23	$(119)	$23

Retained earnings
Balance at beginning of period	$7,862	$7,601	$6,584	$7,601	$6,335
Adjustment for change in accounting policy (Note 1)	—	6	—	6	—

Balance at beginning of period, as restated	7,862	7,607	6,584	7,607	6,335
Net income	531	609	320	1,140	765
Dividends
Preferred	(48)	(49)	(47)	(97)	(91)
Common	(179)	(181)	(148)	(360)	(295)
Premium on purchase of common shares for cancellation (Note 7)	(376)	(125)	—	(501)	—
Other	15	1	(3)	16	(8)

Balance at end of period	$7,805	$7,862	$6,706	$7,805	$6,706

Shareholders’ equity at end of period	$14,139	$14,082	$12,928	$14,139	$12,928

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2004	17

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Cash flows provided by (used in) operating activities
Net income	$531	$609	$320	$1,140	$765
Adjustments to determine net cash flows:
Provision for credit losses	207	155	248	362	587
Amortization of buildings, furniture, equipment and leasehold improvements	73	62	71	135	141
Amortization of intangible assets	4	4	4	8	8
Stock-based compensation	9	29	28	38	56
Restructuring reversal	(5)	—	—	(5)	—
Future income taxes	57	15	(17)	72	(6)
Investment securities (gains) losses, net	(117)	(15)	74	(132)	50
Gains on divestitures	—	—	—	—	(48)
Losses (gains) on disposal of land, buildings and equipment	15	(2)	(2)	13	(2)
Write-down relating to Air Canada contract	—	—	128	—	128
Changes in operating assets and liabilities
Accrued interest receivable	87	86	(66)	173	284
Accrued interest payable	(39)	186	(77)	147	(164)
Amounts receivable on derivative contracts	1,519	(2,627)	(9)	(1,108)	(2,276)
Amounts payable on derivative contracts	(2,002)	2,378	432	376	1,642
Net change in trading securities	258	(698)	(3,362)	(440)	(9,190)
Current income taxes payable	(113)	(2,133)	70	(2,246)	164
Restructuring payments	(6)	(31)	(50)	(37)	(279)
Insurance proceeds received	—	11	—	11	20
Other, net	1,095	(487)	1,270	608	1,219

	1,573	(2,458)	(938)	(885)	(6,901)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	2,423	5,084	(5,296)	7,507	(3,644)
Obligations related to securities sold short	(2,433)	3,848	(1,221)	1,415	2,281
Net obligations related to securities lent or sold under repurchase agreements	2,124	(2,420)	1,843	(296)	4,823
Issue of subordinated indebtedness	—	—	—	—	250
Redemption/repurchase of subordinated indebtedness	(86)	—	(58)	(86)	(61)
Issue of preferred shares	—	—	—	—	250
Issue of common shares	71	48	20	119	20
Purchase of common shares for cancellation	(428)	(143)	—	(571)	—
Net proceeds from treasury shares purchased/sold	21	—	—	21	—
Dividends	(227)	(230)	(195)	(457)	(386)
Other, net	(154)	(117)	(472)	(271)	(224)

	1,311	6,070	(5,379)	7,381	3,309

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(2,272)	(1,276)	1,001	(3,548)	1,413
Loans, net of repayments	(4,322)	(1,556)	(1,189)	(5,878)	(2,178)
Proceeds from securitizations	1,623	2,362	885	3,985	1,959
Purchase of investment securities	(2,574)	(4,579)	(3,676)	(7,153)	(9,495)
Proceeds from sale of investment securities	2,916	2,579	5,900	5,495	9,914
Proceeds from maturity of investment securities	1,081	470	2,400	1,551	3,226
Net securities borrowed or purchased under resale agreements	483	(1,823)	1,181	(1,340)	(1,047)
Proceeds from divestitures	—	—	—	—	181
Purchase of land, buildings and equipment	(63)	(28)	(6)	(91)	(126)
Proceeds from disposal of land, buildings and equipment	—	2	—	2	—

	(3,128)	(3,849)	6,496	(6,977)	3,847

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	13	3	(46)	16	(61)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(231)	(234)	133	(465)	194
Cash and non-interest-bearing deposits with banks at beginning of period	1,359	1,593	1,361	1,593	1,300

Cash and non-interest-bearing deposits with banks at end of period	$1,128	$1,359	$1,494	$1,128	$1,494

Cash interest paid	$1,214	$1,049	$1,432	$2,263	$2,960
Cash income taxes paid	$294	$2,374	$70	$2,668	$165

The accompanying notes are an integral part of these interim consolidated financial statements.

18	CIBC Second Quarter 2004

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Accounting policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2003, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003, as set out on pages 63 to 110 of the 2003 Annual Report. Additional application of policies and disclosures are detailed as follows:

Hedging relationships

On November 1, 2003, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. AcG-13 is a transactional hedging guideline, which requires that hedged items in any hedging relationship be specifically identified. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in current income.

     Prior to November 1, 2003, we hedged a significant amount of our interest rate risk on a net basis, a practice commonly referred to as “macro” hedging. As a result of adopting AcG-13, these “macro” hedges were replaced with AcG-13 compliant hedges that are identified with specific items. In addition, certain credit derivatives, such as credit default swaps used to hedge the credit exposure on certain loans despite being economically effective, do not qualify for hedge accounting under AcG-13. Any derivative that is no longer held within an AcG-13 compliant hedging relationship is measured at fair value, with changes in fair value recorded in non-interest income. Hedging relationships that meet the conditions prescribed by AcG-13 and, therefore, qualify for hedge accounting, continue to be hedge accounted for, generally on an accrual basis, in compliance with our existing accounting policies, which are designed to match the income recognition basis of the hedging instruments with that of the underlying hedged item.

     Upon the adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying value and fair value of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivatives instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-Linked Deposit Contracts.” The guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17 the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrently with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail customers for no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry our liability to the retail customer and the associated economic hedges at fair value with changes in the fair value of both recorded in other income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in

CIBC Second Quarter 2004	19

accounting policy on both the interim and prior period consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003 we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

     On adoption of section 1100, we began to equity account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. This change in accounting policy was applied prospectively as required by the section, and the impact of the change on the interim consolidated financial statements was not significant.

     In addition, we commenced the treasury stock method of accounting for CIBC shares held within a trading portfolio. As a result, common shares and contributed surplus increased by $21 million and $6 million, respectively, for the six months ended April 30, 2004.

     Similarly, beginning November 1, 2003, any debt and deposit instruments issued by CIBC that are held within a trading portfolio are treated as a reduction of the appropriate debt and deposit obligation. Upon subsequent resale of the instrument, any gains or losses are deferred and amortized over the remaining life of the instrument. The impact of the change on the interim consolidated financial statements was not significant.

     In addition, we are continuing to review the offset of certain items on the consolidated balance sheets, and it is possible that the balance sheet presentation of these items may change.

2.	Acquisitions

On January 20, 2004, CIBC gave notice to the remaining non-controlling preferred shareholders of Juniper Financial Corp (Juniper), a 90% owned U.S. credit card company, of its intention to exercise its option to purchase their shares. The transaction closed on April 8, 2004. As a result, goodwill and other intangible assets, in the form of credit card relationships (customer relationships), increased by $19 million and $10 million, respectively. As of April 30, 2004, CIBC had a 98% interest in Juniper.

3.	Allowance for credit losses

	April 30, 2004			January 31, 2004			April 30, 2003
$ millions,	Specific	General	Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance
Balance at beginning of period	$852	$1,100	$1,952	$856	$1,100	$1,956	$1,140	$1,250	$2,390
Provision for credit losses	207	—	207	155	—	155	248	—	248
Write-offs	(208)	—	(208)	(215)	—	(215)	(293)	—	(293)
Recoveries	39	—	39	55	—	55	72 (1)	—	72
Foreign exchange and other adjustments	2	—	2	1	—	1	(14)	—	(14)

Balance at end of period	$892	$1,100	$1,992	$852	$1,100	$1,952	$1,153	$1,250	$2,403

Comprised of:
Loans	$889	$1,100	$1,989	$848	$1,100	$1,948	$1,152	$1,250	$2,402
Letters of credit(2)	1	—	1	1	—	1	1	—	1
Loan substitute securities(3)	2	—	2	3	—	3	—	—	—

				April 30, 2004			April 30, 2003
$ millions,				Specific	General	Total	Specific	General	Total
for the six months ended				allowance	allowance	allowance	allowance	allowance	allowance
Balance at beginning of period				$856	$1,100	$1,956	$1,039	$1,250	$2,289
Provision for credit losses				362	—	362	587	—	587
Write-offs				(423)	—	(423)	(577)	—	(577)
Recoveries				94	—	94	122 (1)	—	122
Foreign exchange and other adjustments				3	—	3	(18)	—	(18)

Balance at end of period				$892	$1,100	$1,992	$1,153	$1,250	$2,403

Comprised of:
Loans				$889	$1,100	$1,989	$1,152	$1,250	$2,402
Letters of credit(2)				1	—	1	1	—	1
Loan substitute securities(3)				2	—	2	—	—	—

(1)	Includes credit protection purchased from third parties.
(2)	Included in other liabilities.
(3)	Included in securities.

20	CIBC Second Quarter 2004

4.	Loans held for sale

During the quarter, we sold loans held for sale amounting to $576 million, total authorizations of $1,082 million (Q1 2004: $303 million, total authorizations of $507 million) for a gain of $62 million (Q1 2004: $22 million), which was included in other non-interest income. As at April 30, 2004, the net amount of loans held for sale was $335 million, total authorizations of $478 million (October 31, 2003: $1,321 million, total authorizations of $1,931 million).

5.	Securitization

During the quarter, we securitized fixed- and variable-rate government-guaranteed residential mortgage loans of $1,525 million (Q1 2004: $2,550 million) through the creation of mortgage-backed securities, and subsequently sold $1,627 million (Q1 2004: $2,324 million), including those securities and unsold mortgage-backed securities previously created. We received net cash proceeds of $1,623 million (Q1 2004: $2,305 million) and retained the right to receive future excess interest on residential mortgages valued at $44 million (Q1 2004: $48 million). A pre-tax gain on sale, net of transaction costs, of $24 million (Q1 2004: nil) was recognized as income from securitized assets. We retained responsibility for servicing the mortgages and recognize revenue as these services are provided. The key assumptions used to value the sold and retained interests include pre-payment rates of 12.0% to 40.0% (Q1 2004: 12.0% to 40.0%) and discount rates of 2.5% to 4.0% (Q1 2004: 3.2% to 4.3%). There are no expected credit losses as the mortgages are government guaranteed.

     During the first quarter of 2004, we sold $56 million of U.S. credit card receivables through securitization transactions to a trust. The gain on sale was not significant. We retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

6.	Subordinated indebtedness

On February 10, 2004 and March 10, 2004 all outstanding 11.125% and 7.10% subordinated indebtedness, respectively, matured and was repaid.

     On March 24, 2004 we repurchased for cancellation US$13.9 million of our floating rate subordinated indebtedness due July 31, 2084.

     Subsequent to the quarter-end, on May 6, 2004, we issued $750 million principal amount of subordinated indebtedness, which bears interest at a fixed rate of 4.25% per annum until June 1, 2009, and thereafter, if not redeemed by us, at the three-month C$ Bankers’ Acceptance rate plus 1.00% per annum until its maturity on June 1, 2014.

7.	Share capital

On December 22, 2003, we commenced a normal course issuer bid through the facilities of the Toronto Stock Exchange, effective for one year. Under this bid, we may purchase up to 18 million common shares, just under 5% of CIBC’s outstanding common shares as at December 15, 2003. During the quarter, we repurchased and cancelled approximately 6.2 million (Q1 2004: 2.1 million) common shares under the program for an aggregate consideration of $428 million (Q1 2004: $143 million).

     During the quarter, we issued approximately 1.6 million (Q1 2004: 1.1 million) common shares for $71 million (Q1 2004: $48 million), pursuant to stock option plans.

OUTSTANDING SHARES

	As at Apr. 30, 2004	As at Oct. 31, 2003
Class A Preferred Shares(1)
Fixed-rate shares entitled to non-cumulative dividends
Series 15	12,000,000	12,000,000
Series 16	5,500,000	5,500,000
Series 17	6,500,000	6,500,000
Series 18	12,000,000	12,000,000
Series 19	8,000,000	8,000,000
Series 20	4,000,000	4,000,000
Series 21	8,000,000	8,000,000
Series 22	4,000,000	4,000,000
Series 23	16,000,000	16,000,000
Series 24	16,000,000	16,000,000
Series 25	16,000,000	16,000,000
Series 26	10,000,000	10,000,000
Series 27	12,000,000	12,000,000

Common shares	356,685,537	362,042,914

Stock options outstanding	14,632,030	17,776,232

(1)	The rights and privileges of Class A Preferred Shares Series 15-27 are described in Note 14 to the 2003 consolidated financial statements.

CIBC Second Quarter 2004	21

8.	Restructuring

During the fourth quarter of 2002, we recorded a restructuring charge of $508 million relating to the closing of our U.S. electronic banking operations and restructuring initiatives in other businesses. The remaining provision at April 30, 2004 related mainly to severance commitments to be paid in 2004 and outstanding lease payments and contract termination costs that extend to future periods. Payments under this restructuring program are expected to be minimal after 2004. During the quarter, we changed our estimate for restructuring, resulting in a $5 million reduction in the original provision. The change in estimate resulted from facts and circumstances occurring subsequent to the time of the original charge. In particular, other costs and severance costs were less than originally anticipated, and there was improved recovery on assets. To date, approximately 2,630 positions have been eliminated since the program commenced. In total, these initiatives are expected to result in the elimination of approximately 2,700 positions.

     The components of the charges and movements in the associated provision are as follows:

RESTRUCTURING

	For the three months				For the six months
$ millions	ended April 30, 2004				ended April 30, 2004
		Contract				Contract
	Termination	termination			Termination	termination
	benefits	costs	Other	Total	benefits	costs	Other	Total
Balance at beginning of period	$31	$11	$12	$54	$43	$11	$31	$85
Change in estimate	(1)	—	(4)	(5)	(1)	—	(4)	(5)
Cash payments	(5)	—	(1)	(6)	(17)	—	(20)	(37)

Balance at end of period	$25	$11	$7	$43	$25	$11	$7	$43

9.	Earnings per share

	For the three months ended			For the six months ended
	2004	2004	2003	2004	2003
$ millions (except per share amounts)	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Basic EPS
Net income	$531	$609	$320	$1,140	$765
Preferred share dividends	(48)	(49)	(47)	(97)	(91)

Net income applicable to common shares	$483	$560	$273	$1,043	$674

Weighted-average common shares outstanding (thousands)	358,895	359,742	359,506	359,950	359,316

Per share	$1.35	$1.56	$0.76	$2.90	$1.88

Diluted EPS
Net income applicable to common shares	$483	$560	$273	$1,043	$674

Weighted-average common shares outstanding (thousands)	358,895	359,742	359,506	359,950	359,316
Add: stock options potentially exercisable(1) (thousands)	4,230	4,175	1,924	4,203	1,593

Weighted-average diluted common shares outstanding(2) (thousands)	363,125	363,917	361,430	364,153	360,909

Per share	$1.33	$1.54	$0.76	$2.86	$1.87

(1)	Excludes average options outstanding of 3,921,058 with a weighted-average exercise price of $53.84 for the three months ended April 30, 2003 as the options’ exercise prices were greater than the average market price of CIBC’s common shares. There were no average options outstanding as at April 30, 2004 and January 31, 2004 whose exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 264,333 with a weighted-average exercise price of $37.60; average options outstanding of 273,444 with a weighted-average exercise price of $37.60; and average options outstanding of 578,889 with a weighted-average exercise price of $37.60 for the three months ended April 30, 2004, January 31, 2004 and April 30, 2003, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

22	CIBC Second Quarter 2004

10.	Contingencies

Litigation and regulatory matters

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate to have a material adverse effect on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Hedge funds

The U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services CIBC provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a class action, brought on behalf of shareholders of mutual funds within the Massachusetts Financial Services family of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the first quarter of 2004, we established a reserve of $50 million related to matters arising from the mutual fund market timing investigations. This reserve was allocated equally to CIBC Wealth Management and CIBC World Markets. Although we cannot determine at this time the eventual timing or outcome of these matters, we do not expect them to have a material adverse impact on CIBC’s consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular period.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter, filed third-party claims against a number of financial institutions including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. CIBC notified its insurance carriers of these actions and we presently believe this insurance should be sufficient to cover any liability arising from these claims. However, in view of the number of these matters, the uncertainties of the timing and outcome of this type of litigation, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed the insurance coverage. CIBC has expensed the deductible under this policy, and will regularly assess the need to establish litigation reserves in relation to these Enron-related matters. It is possible that if reserves are required in the future they could be material to our operating results for a particular period.

     On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that in the DOJ’s view have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements, and quarter and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to perform agreed-upon auditing procedures with respect to our compliance with these policies.

CIBC Second Quarter 2004	23

New York premises

During the first quarter of 2004, we signed a 30-year lease agreement with a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York City. As part of the lease agreement, we will pay approximately $140 million in leasing concessions between 2004 and early 2006, which will be deferred and amortized over the lease term.

     We expect to begin consolidating the majority of our U.S. business operations into the remaining space in the new building in late 2004 to early 2005. As a result, we will vacate most of our existing New York premises and expect to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million.

11.	Segmented information

CIBC is structured into three business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other	Total
Apr. 30, 2004	Net interest income	$982	$123	$130	$64	$1,299
	Non-interest income	414	430	838	70	1,752
	Intersegment revenue(1)	(150)	100	50	—	—

	Total revenue	1,246	653	1,018	134	3,051
	Provision for credit losses	199	8	(9)	9	207
	Non-interest expenses	738	500	670	166	2,074

	Income (loss) before income taxes and non-controlling interests	309	145	357	(41)	770
	Income taxes	104	46	98	(10)	238
	Non-controlling interests	—	—	—	1	1

	Net income (loss)	$205	$99	$259	$(32)	$531

	Average assets(2)	$161,056	$20,236	$102,198	$752	$284,242

Jan. 31, 2004	Net interest income	$1,049	$134	$169	$83	$1,435
	Non-interest income	440	385	640	64	1,529
	Intersegment revenue(1)	(159)	106	55	(2)	—

	Total revenue	1,330	625	864	145	2,964
	Provision for credit losses	162	4	(15)	4	155
	Non-interest expenses	750	468	595	130	1,943

	Income before income taxes and non-controlling interests	418	153	284	11	866
	Income taxes	136	61	90	(31)	256
	Non-controlling interests	—	—	—	1	1

	Net income	$282	$92	$194	$41	$609

	Average assets(2)	$160,594	$19,800	$100,439	$696	$281,529

Apr. 30, 2003	Net interest income	$967	$130	$209	$58	$1,364
	Non-interest income	388	343	558	81	1,370
	Intersegment revenue(1)	(152)	101	51	—	—

	Total revenue	1,203	574	818	139	2,734
	Provision for credit losses	135	4	106	3	248
	Non-interest expenses	859	471	567	148	2,045

	Income (loss) before income taxes and non-controlling interests	209	99	145	(12)	441
	Income taxes	50	30	33	9	122
	Non-controlling interests	—	—	(3)	2	(1)

	Net income (loss)	$159	$69	$115	$(23)	$320

	Average assets(2)	$142,772	$30,883	$109,977	$800	$284,432

Refer to the accompanying footnotes.

24	CIBC Second Quarter 2004

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the six months ended		Markets	Management	Markets	and Other	Total
Apr. 30, 2004	Net interest income	$2,031	$257	$299	$147	$2,734
	Non-interest income	854	815	1,478	134	3,281
	Intersegment revenue(1)	(309)	206	105	(2)	—

	Total revenue	2,576	1,278	1,882	279	6,015
	Provision for credit losses	361	12	(24)	13	362
	Non-interest expenses	1,488	968	1,265	296	4,017

	Income (loss) before income taxes and non-controlling interests	727	298	641	(30)	1,636
	Income taxes	240	107	188	(41)	494
	Non-controlling interests	—	—	—	2	2

	Net income	$487	$191	$453	$9	$1,140

	Average assets(2)	$160,822	$20,016	$101,309	$724	$282,871

Apr. 30, 2003	Net interest income	$1,937	$287	$457	$81	$2,762
	Non-interest income	780	821	1,274	176	3,051
	Intersegment revenue(1)	(310)	204	108	(2)	—

	Total revenue	2,407	1,312	1,839	255	5,813
	Provision for credit losses	273	7	298	9	587
	Non-interest expenses	1,567	1,017	1,224	330	4,138

	Income (loss) before income taxes and non-controlling interests	567	288	317	(84)	1,088
	Income taxes	155	98	75	(6)	322
	Non-controlling interests	—	—	(2)	3	1

	Net income (loss)	$412	$190	$244	$(81)	$765

	Average assets(2)	$143,803	$32,058	$110,326	$910	$287,097

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper Financial Corp, CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

12.	Exit of certain activities

In compliance with our agreement with the DOJ, we are in the process of winding down and exiting, in an orderly fashion in the normal course of business, CIBC World Markets’ U.S., United Kingdom and Australia based receivables conduit vehicles. We are actively pursuing various courses of action to ensure an expeditious completion of this process.

     We anticipate the resolution of these various actions to result in an increase to assets on the consolidated balance sheet of approximately $1.7 billion. In addition, we expect to incur incremental costs currently estimated at $25 million, related to the exit of our involvement with these conduits, of which $10.3 million has been recognized in the quarter.

13.	Future accounting changes

Variable interest entities (VIEs)

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In March 2004, a draft amendment (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     We are currently evaluating the impact of applying AcG-15R. The following summarizes our involvement in different types of VIEs and the evaluation of the impact of adopting these standards:

Single-seller conduits

We securitize our own assets and also act as administrator or financial advisor to single-seller conduits that purchase clients’ financial assets. Based on the assessment, we will be considered the primary beneficiary resulting in consolidation of single-seller conduits with incremental assets of approximately $1.7 billion. In total, we provided backstop liquidity facilities amounting to $1.8 billion to the single-seller conduits, of which $1.5 billion relates to single-seller conduits that we will be consolidating.

Multi-seller conduits

We act as an administrator of a number of multi-seller conduits. These conduits provide clients access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which then issue debt to investors to fund the purchases. The sellers continue to service the transferred assets and absorb the first losses of the conduits. We generally provide, together with other third parties,

CIBC Second Quarter 2004	25

backstop liquidity facilities to the conduits and may provide credit enhancements in the form of letters of credit and other guarantees. In addition, we may also act as the counterparty to derivative contracts entered into by the multi-seller conduits. These conduits are in Canada, the U.S., the United Kingdom and Australia.

     We are in the process of winding down or exiting in an orderly fashion in the normal course of business, the receivables conduit vehicles in the U.S., the United Kingdom and Australia. For further details refer to Note 12 to the interim consolidated financial statements.

     For the Canadian conduits, it is possible that we will need to consolidate multi-seller conduits with assets of approximately $10.4 billion. We are currently in the process of assessing whether we will restructure so that we would not be required to consolidate these conduits under AcG-15R. We provided backstop liquidity facilities amounting to $11.8 billion to these conduits.

Compensation trusts

Certain of our compensation plans are funded through trusts established for these purposes. The funding for awards under these plans is paid into these trusts, which purchase CIBC common shares in the open market. We may be entitled to forfeitures or unvested shares in these trusts. Consequently, we are considered to be the primary beneficiary of, and thus need to consolidate, these trusts. However, such consolidation is not expected to have a significant impact on our consolidated financial statements, since both the assets (CIBC shares) and liabilities (being the obligation to deliver CIBC shares to the participants) of the trusts are expected to offset each other in the share capital section on the consolidated balance sheets. We are not exposed to any loss as a result of our involvement with these trusts.

     Under CIBC’s Employee Share Purchase Plan (ESPP), CIBC contributions vest after two years of continuous participation in the plan, and all subsequent contributions vest immediately. All contributions are used by the plan trustee to purchase common shares in the open market during each pay period. We are not considered the primary beneficiary, as we are not exposed to any loss as a result of our involvement in the trust used to administer the ESPP.

Pooled investments and personal trusts

We are the sponsor of several mutual and pooled funds, in the form of trusts. We earn a fee for acting as the manager/administrator/custodian/trustee/broker. We do not guarantee either principal or returns to the investors in these funds, except in very limited circumstances (refer to “Market value guarantees” in Note 25 to the 2003 consolidated financial statements).

     Further, we act as a trustee of a number of personal trusts. We earn a fee for acting as a trustee and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts.

     We are not considered the primary beneficiary of these entities under AcG-15R.

Other variable interest entities

We are involved with certain investment vehicles that make private equity investments (including investments on a side by side basis with the employees of CIBC). Our investments are reflected on the consolidated balance sheets as investment securities and other assets. Our employees, who are considered related parties under AcG-15R, manage these vehicles. Consequently, based on the related party provisions of AcG-15R we will be consolidating these vehicles, with incremental assets and liabilities of $0.8 billion, when AcG-15R becomes effective on November 1, 2004.

     We are also involved with other entities and/or structures that could be deemed VIEs and, therefore, would be subject to an assessment for consolidation under the provisions of AcG-15R. Management’s assessment of these entities is ongoing and evaluations to date have not revealed any significant issues.

Liabilities and equity

In January 2004, the CICA issued amendments to handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amendments require that contractual obligations which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented as liabilities rather than equity. Dividend payments arising from such financial instruments will be treated as an interest expense within the consolidated statements of income. This change in accounting policy will be applied retroactively, and is effective beginning November 1, 2004.

     The amended standard will require CIBC to classify its preferred shares that are convertible into common shares at the option of the holder as a liability, rather than as equity within the consolidated balance sheets. Based on the preferred shares outstanding as at April 30, 2004, $1.7 billion of preferred shares will be presented as liabilities beginning November 1, 2004, interest expense will increase by $95 million and preferred share dividends will decrease by $95 million for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

     In February 2004, OSFI confirmed that any preferred shares outstanding as at January 31, 2004 will continue to be eligible as Tier 1 capital for as long as they remain outstanding, thus not affecting CIBC’s capital ratios.

14.	Subsequent event

Subsequent to the quarter-end, we sold 2.3 million shares of Global Payments Inc. resulting in an after-tax gain of approximately $74 million. In addition, in respect of the remaining 6 million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that will provide CIBC with the opportunity to participate in a portion of any price increase while simultaneously protecting CIBC against any significant price decrease. Upon final disposition of these shares, taking into account the price protection afforded by the collars, CIBC expects to

26	CIBC Second Quarter 2004

recognize in future periods a minimum after-tax gain based on scheduled maturity dates of approximately $182 million.

15.	Prior period information

Certain prior period amounts have been reclassified to conform to the presentation in the current period.

CIBC Second Quarter 2004	27

ANNUAL MEETING OF SHAREHOLDERS

At the Annual Meeting held on February 26, 2004, common shareholders voted on a number of proposals submitted by management and shareholders. The full text of these proposals is included in the Management Proxy Circular dated January 8, 2004, which was mailed to shareholders and which is posted on CIBC’s website. The results of the voting were as follows:

	FOR	AGAINST	WITHHELD

1. Appointment of Auditor	99.89%		0.11%
2. Election of Directors	99.88%		0.12%

Each of the seventeen (17) nominees listed in the Management Proxy Circular were elected as directors of CIBC for the ensuing year or until their successors are elected or appointed. Individual director results are set out below:

Nominee	In Favour	Nominee	In Favour
D. G. Bassett	99.96%	G. D. Giffin	99.93%
J. H. Bennett	99.96%	J. A. Grant	99.80%
G. F. Colter	94.92%	A. E. P. Hickman	99.98%
P. M. Delbridge	99.98%	J. S. Hunkin	99.94%
W. L. Duke	99.99%	C. Sirois	78.70%
I. E. H. Duvar	99.95%	S. G. Snyder	99.97%
W. A. Etherington	99.99%	R. W. Tysoe	99.94%
A. L. Flood	99.93%	W. G. Weston	72.42%
M. A. Franssen	99.98%

	FOR	AGAINST	WITHHELD

The Board of Directors recommended that shareholders vote in favour of each of the following management proposals:

3. By-law amendment to increase the maximum aggregate of all amounts that may be paid to directors in respect of directors’ remuneration during a fixed period of time from three million dollars ($3,000,000) to four million dollars ($4,000,000).	97.62%	2.38%

4. By-law amendment to add a provision to authorize the Board of Directors to appoint, from time to time, one or more additional directors in a manner permitted by the Bank Act (Canada).	98.42%	1.58%

The Board of Directors recommended that shareholders vote against each of the following shareholder proposals:

5. Proposal No. 1 — “It is proposed that the company adopt a regulation forbidding the chief executive officer to sit on the board of directors of another unrelated listed company.”	2.13%	97.87%

6. Proposal No. 2 — “It is proposed that the company disclose the total value of the retirement pension granted to each of the senior executives and the related annual cost and declare any actuarial deficit related to such plans.”	28.29%	71.71%

Anyone wishing additional information on the vote results may call Investor Relations at 416-980-8306.

28	CIBC Second Quarter 2004

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8306, fax 416-980-5028, or e-mail: alison.rampersad@cibc.com

Corporate Communications: Financial, business and trade media may call 416-980-4523, fax 416-363-5347, or e-mail: emily.pang@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Wednesday, May 26, 2004 at 3:30 p.m. (EDT). The call will be available in English (416-405-9328 in Toronto, or toll-free 1-800-387-6216 throughout the rest of
North America) and French (416-405-9310 in Toronto, or toll-free 1-877-211-7911).

A telephone replay of the conference call will be available in English and French from approximately 6:30 p.m. (EDT) on May 26, 2004 until midnight June 9, 2004. To access the replay in English, call 1-800-408-3053, passcode 3050276#. To access the call in French, call 1-800-408-3053, passcode 3050283#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Wednesday, May 26, 2004 at 3:30 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.

PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options
Feb. 2/04	$66.80
Mar. 1/04	$68.90
Apr. 1/04	$68.89
Apr. 28/04		$68.19

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com